UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

(Registrant’s Name)

Workshop B14, 8/F, Block B
Tonic Industrial Center, 19 Lam Hing Street
Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Phoenix Asia,” “we,” “us” and “our” refer to Phoenix Asia Holdings Limited and its subsidiaries.

Appointment of Directors

On October 31, 2025, the board of directors of the Company (the “Board”) increased the size of the Board by two directors, pursuant to provisions in the amended and restated articles of association of the Company, and approved the appointment of Ms. Yafei Xie, age 37, as a non-independent director of the Company and Ms. Yaqiao Xie, age 36, as an independent director of the Company, effective October 31, 2025. Ms. Yafei Xie and Ms. Yaqiao Xie accepted the positions. Pursuant to the director agreement between Ms. Yafei Xie and Ms. Yaqiao Xie with the Company, Ms. Yafei Xie and Ms. Yaqiao Xie shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the amended and restated memorandum and the amended and restated articles of association of the Company, or any applicable laws, rules, or regulations. Ms. Yaqiao Xie will also serve as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Company.

The Board assessed the independence of Ms. Yafei Xie and Ms. Yaqiao Xie under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Ms. Yafei Xie is not independent and Ms. Yaqiao Xie is independent.

Ms. Yafei Xie and Ms. Yaqiao Xie do not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Ms. Yafei Xie and Yaqiao Xie was appointed as a director of the Company. Ms. Yafei Xie and Ms. Yaqiao Xie are not related to any existing officer or director of the Company. Ms. Yafei Xie and Ms. Yaqiao Xie are not related to each other. There are also no transactions or relationships between or among Ms. Yafei Xie and Ms. Yaqiao Xie with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Ms. Yafei Xie is set forth below.

Ms. Yafei Xie, age 37, has over 10 years of experience in the capital market. Since January 2025, Ms. Yafei Xie has been a register officer and executive partner of Glory Profit Capital Limited. Since 2021, Ms. Yafei Xie has been a part-time lecturer at HKU Institute for China Business. From February 2018 to December 2024, Ms. Yafei Xie was a registered officer and director of Royal Morgan Fund Management Co., Ltd. From May 2014 to December 2017, Ms. Yafei Xie was a supervisor of capital acquisition department of Zhuhai Huafa Group Co., Ltd. Ms. Yafei Xie obtained a bachelor of business administration from The London School of Economics and Political Science in 2012 and a master of management finance and accounting from the University of Leicester in 2013.

In connection with Ms. Yafei Xie’s appointment as a non-independent director, the Company and Ms. Yafei Xie entered into a director agreement and indemnification agreement. Ms. Yafei Xie will receive monthly compensation of US$3,850 for her membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Ms. Yafei Xie customary for the agreements of this nature. Ms. Yafei Xie is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

The biographical information of Ms. Yaqiao Xie is set forth below.

Ms. Yaqiao Xie, age 36, has over 10 years of experience in business administration. From January 2020 to October 2025, Ms. Yaqiao Xie was the chief executive officer of Guangdong Xintou Co., Ltd. From October 2018 to May 2019, Ms. Yaqiao Xie was a general manager of Beijing Zhongke Residence Company. From August 2016 to December 2019, Ms. Yaqiao Xie was an administrative manager of Imperial Pacific International Holdings Limited. From January 2015 to July 2016, Ms. Yaqiao Xie was a consultant of Chun Yu Industrial Co. Ltd. Ms. Yaqiao graduated from the Hubei Water Conservancy and Hydropower Polytechnic College in 2010.

In connection with Ms. Yaqiao Xie’s appointment as an independent director, the Company and Ms. Yaqiao Xie entered into an independent director agreement and indemnification agreement. Ms. Yaqiao Xie will receive monthly compensation of US$1,280 for her membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Ms. Yaqiao Xie customary for the agreements of this nature. Ms. Yaqiao Xie is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the independent director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.2.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Director Agreement and Indemnification Agreement between Phoenix Asia Holdings Limited and its director, Yafei Xie
10.2	Form of Independent Director Agreement and Indemnification Agreement between Phoenix Asia Holdings Limited and its director, Yaqiao Xie
99.1	Press Release dated November 3, 2025 – Phoenix Asia Holdings Limited Announces Addition to Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

Date: November 3, 2025	By:	/s/ Chi Kin Kelvin Yeung
	Name:	Chi Kin Kelvin Yeung
	Title:	Chairman of the Board and Chief Executive Officer

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